



n.a. 12/13

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL | |
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| Expires: | April 30, 2013 |
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# ANNUAL AUDITED REPORT
## FORM X-17A-5 *
## PART III

SEC FILE NUMBER
8-68282

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 10/01/11 (MM/DD/YY) AND ENDING 09/30/12 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Pierpont Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
281 Tresser Boulevard, 9th Floor
(No. and Street)

Stamford (City) CT (State) 06901 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Paul Vitale 203-428-2575
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

300 Madison Avenue (Address) New York (City) NY (State) 10017 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

DD 12/20

# OATH OR AFFIRMATION

I, Joseph P. Blauvelt, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Pierpont Securities LLC, as of September 30, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Jennifer M Martin
Notary Public-Connecticut
My Commission Expires
June 30, 2015


Signature

CFO

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# Pierpont Securities LLC
## Statement of Financial Condition
## September 30, 2012


pwc

# Pierpont Securities LLC

## Statement of Financial Condition

## September 30, 2012

# Pierpont Securities LLC
## Index
## September 30, 2012

Page(s)



## Report of Independent Auditors

To the Member of Pierpont Securities LLC:

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Pierpont Securities LLC at September 30, 2012 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

December 10, 2012

*PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017*
*T: (646) 471 3000, F: (813) 286 6000,* www.pwc.com/us

# Pierpont Securities LLC
## Statement of Financial Condition
## September 30, 2012

| | |
|---|---|
| **Assets** | |
| Cash and cash equivalents | $ 271,786,626 |
| Cash and securities segregated under federal regulations | 10,000,000 |
| Securities purchased under resale agreements, net at fair value | 8,249,192,986 |
| Financial instruments owned, at fair value | 4,304,328,689 |
| Deposits at clearing organizations | 203,275,624 |
| Receivable from broker-dealers and clearing organizations | 116,434,332 |
| Securities borrowed | 50,847,172 |
| Accrued interest receivable on financial instruments owned | 11,363,935 |
| Fixed assets and leasehold improvements, net | 1,679,782 |
| Security deposits | 561,222 |
| Other assets | 1,136,587 |
| Total assets | $ 13,220,606,955 |
| **Liabilities** | |
| Securities sold under repurchase agreements, net at fair value | $ 12,651,093,219 |
| Securities sold, not yet purchased, at fair value | 267,714,947 |
| Payable to broker-dealers and clearing organizations | 69,695,316 |
| Securities loaned | 23,726,110 |
| Payable to customers | 500,000 |
| Other liabilities | 27,343,044 |
| Total liabilities | 13,040,072,636 |
| Commitments (Note 9) | |
| **Member's equity** | |
| Member's equity | 180,534,319 |
| Total liabilities and member's equity | $ 13,220,606,955 |

The accompanying notes are an integral part of this financial statement.

## 1. Organization and Nature of Business

Pierpont Securities LLC (the Company) is a registered broker-dealer under the Securities Exchange Act of 1934 ("Exchange Act") and is principally engaged in the purchase, sale and financing of fixed income securities, primarily US government securities, US agency debentures, US Agency mortgage-backed pass-through securities and exchange traded derivatives. The Company also trades for its own account. The Company's customers are institutional enterprises including asset managers, hedge funds and mutual funds. The Company is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA").

The Company, headquartered in Stamford, Connecticut, was initially incorporated in Delaware on April 16, 2009 and on January 14, 2010, was converted to a Limited Liability Company (LLC).

The Company is wholly owned by Pierpont Securities Holdings LLC (the Parent Company or the Member) which is owned by external private equity investors, the founding senior managers and Pierpont Employee Investments LLC (PEIL). PEIL is owned by certain qualified employees of the Company and its affiliates. On February 3, 2010, the Parent Company received $200,000,000 in commitments from the external private equity investors, all of which has been drawn as of September 30, 2011. The Parent Company has contributed $214,432,970 of capital contributions to the Company as of September 30, 2012.

No member shall be entitled to borrow or withdraw any amount from the Parent Company without the prior written approval of the Board of the Parent Company. Refer to footnote 14 for further withdrawal restrictions.

## 2. Significant Accounting Policies

### Basis of Presentation

The Company's financial statement is prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

### Use of Estimates

The preparation of the financial statement is in conformity with GAAP which requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Although these assumptions are based on the best available information, actual results may be different from these estimates.

### Cash and Cash Equivalents

Cash and cash equivalents as of September 30, 2012 comprise cash in bank accounts totaling $271,786,626, of which $257,518,414 was deposited with one financial institution. Cash equivalents represent money market investments with maturities of three months or less. The money market funds invest in US government securities or US government agency securities. As of September 30, 2012, there were no funds held in money market funds.

At September 30, 2012, $10,000,000 has been segregated in a special reserve bank custody account for the exclusive benefit of customers under Rule 15c3-3 of the Securities Exchange Act.

### Fixed Assets

Fixed assets are carried at cost, net of accumulated depreciation. Property and equipment are depreciated on a straight-line basis over the estimated useful life of the asset of three to five years.

Leasehold improvements are depreciated on a straight-line basis over the lesser of the estimated useful life of the asset or the remaining term of the related leases. Software is depreciated on a straight-line basis over the estimated useful life of the asset of three years.

**Security Deposits**
Security deposits of $561,222 at September 30, 2012 have been pledged under operating lease agreements on the Company's three facilities.

**Other Assets and Other Liabilities**
Other assets primarily represent prepaid expenses including employee compensation and benefits.

Other liabilities include accrued expenses, primarily employee compensation; and cash collateral received from counterparties.

**Financial Instruments Owned and Securities Sold, Not Yet Purchased, at Fair Value**
The sales and trading of financial instruments are recorded on the trade date. Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are reported net in the Statement of Financial Condition. Financial instruments owned and securities sold, not yet purchased, are stated at fair value.

**Collateralized Agreements**
Transactions involving borrowed securities, securities loaned, securities purchased under resale agreements (resale agreements) or securities sold under agreements to repurchase (repurchase agreements) are accounted for as collateralized agreements or financings. The Company elected to account for its resale and repurchase agreements at fair value under the fair value option. For further discussion, please refer to footnote 7 of the financial statement. Securities borrowed and securities loaned are recorded at the amount of cash collateral deposited or received. It is the policy of the Company to obtain possession of collateral with a fair value equal to or in excess of the principal amount loaned under resale agreements. Collateral is valued daily, and the Company may require counterparties to deposit additional collateral or return collateral pledged when appropriate.

The Company has the right to sell or repledge all of the securities it has received under resale agreements. These repledged securities have been used in the normal course of business.

At September 30, 2012, the Company has securities borrowed, resale agreements, securities loaned and repurchase agreements as follows:

| | Securities Borrowed | Resale Agreements |
|---|---|---|
| Gross balance | $ 898,832,691 | $ 36,599,358,855 |
| Market value of collateral received | $ 874,751,801 | $ 36,941,492,994 |

| | Securities Loaned | Repurchase Agreements |
|---|---|---|
| Gross balance | $ 871,711,629 | $ 41,006,394,978 |
| Market value of collateral pledged | $ 871,711,629 | $ 41,066,228,350 |

Please refer to footnote 5 about the Company's netting policy. The Company's counterparties to its repurchase agreements have the right by contract to sell or re-pledge the Company's pledge securities. At September 30, 2012, the Company had off-balance sheet forward commitments, recorded at fair value, to enter into resale and repurchase agreements in the amounts of $572,838,750 and $5,875,682,250, respectively.

**Income Taxes**
No federal or state income taxes have been provided for as the Company is a limited liability company whereby it is not liable for federal or state income tax payments.

**Equity Based Compensation**
The Company measures and recognizes equity based compensation for all equity awards based on their estimated fair value as measured on the grant date. See Footnote 13 for further information on equity based compensation.

## 3. Receivable From and Payable to Broker-Dealers

At September 30, 2012, receivable from and payable to broker-dealers consist of the following:

| | Receivable | Payable |
|---|---|---|
| Receivable related to pending trades, net | $ 39,181,171 | $ - |
| Accrued interest on repurchase and resale agreements | 6,301,333 | 5,413,490 |
| Fails to deliver/receive | 70,951,828 | 64,281,826 |
| | $ 116,434,332 | $ 69,695,316 |

## 4. Payable to Customers

Payable to customers represents the clearing deposit received from the Company's customer affiliate Pierpont Derivatives LLC (PDL).

## 5. Clearing Arrangement With FICC and Concentration of Credit Risk

The Company is a netting member of the Government Securities Division of the Fixed Income Clearing Corporation ("FICC"), an industry clearinghouse for resale and repurchase transactions. Throughout each business day, for every trade submitted to and matched by FICC, the transaction is novated to FICC and FICC becomes the Company's counterparty.

At September 30, 2012, included in the securities borrowed and securities lent on the statement of financial condition are amounts under contracts with Non FICC counterparties. Netting applied to the Non FICC securities borrowed and securities lent was $847,985,519.

At September 30, 2012, included in the securities purchased under resale agreements, net and securities sold under agreements to repurchase, net on the Statement of Financial Condition are amounts under contracts with the FICC and with Non FICC counterparties. The table below reflects the gross amounts related to these contracts and the netting applied in accordance with applicable accounting guidance at September 30, 2012:

| | Resale Agreements | Repurchase Agreements | Accrued Interest Receivable | Accrued Interest Payable |
|---|---|---|---|---|
| Gross balance - FICC | $27,616,436,349 | $36,324,443,093 | $ 10,509,165 | $ 13,297,376 |
| Netting | (27,455,748,743) | (27,455,748,743) | (8,266,837) | (8,266,837) |
| Net balance - FICC | 160,687,606 | 8,868,694,350 | 2,242,328 | 5,030,539 |
| Gross balance - Non FICC | 8,982,922,506 | 4,681,951,885 | 4,000,613 | 451,904 |
| Netting | (900,997,825) | (900,997,825) | (89,821) | (89,821) |
| Net balance - Non FICC | 8,081,924,681 | 3,780,954,060 | 3,910,792 | 362,083 |
| Unrealized gains (losses) | 6,580,699 | (1,444,809) | - | - |
| | $ 8,249,192,986 | $12,651,093,219 | $ 6,153,120 | $ 5,392,622 |

Securities borrowed and securities purchased under resale agreements are collateralized by obligations of the U.S. government and its agencies.

At September 30, 2012, the Company has pledged $37,103,860,908 of its securities related to the Company's repurchase agreements to FICC. The Company has pledged $3,962,367,442 of its securities related to repurchase agreements with non FICC customers.

## 6. Fair Value of Financial Instruments

### Fair Value Measurement

The guidance for fair value measurements defines fair value, establishes a framework for measuring fair value and establishes a hierarchy based on the quality of inputs used to measure fair value and enhances disclosure requirements for fair value measurements. The Company's financial instruments owned, at fair value, and financial instruments sold, but not yet purchased, at fair value, are reflected in the statement of financial condition on a trade date basis. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell an asset or transfer a liability occurs in the principal market for the asset and liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three broad levels of the fair value hierarchy are described below:

Level 1 Inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access.

Level 2 Inputs (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly.

Level 3 Are unobservable inputs for the asset or liability and rely on management's own judgments about the assumptions that market participants would use in pricing the asset or liability. The unobservable inputs are developed based upon the best information available and may include the Company's own data.

The following table presents the investments carried on the statement of financial condition by level within the hierarchy as of September 30, 2012.

| | Level 1 | Level 2 | Level 3 | Balance as of September 30, 2012 |
|---|---|---|---|---|
| **Financial instruments owned, at fair value** | | | | |
| U.S. Treasury securities | $ 116,723,826 | $ - | $ - | $ 116,723,826 |
| U.S. Government agency securities | 40,129,374 | 4,109,559,952 | - | 4,149,689,326 |
| Exchange traded options | 272,656 | - | - | 272,656 |
| Unrealized gain on forward settling trades | - | 37,642,881 | - | 37,642,881 |
| | $ 157,125,856 | $ 4,147,202,833 | $ - | $ 4,304,328,689 |
| Resale agreements | $ - | $ 8,249,192,986 | $ - | $ 8,249,192,986 |
| **Securities sold, not yet purchased, at fair value** | | | | |
| U.S. Treasury securities | $ 165,995,988 | $ - | $ - | $ 165,995,988 |
| U.S. Government agency securities | 40,208,674 | 1,587,401 | - | 41,796,075 |
| Exchange traded options | 37,500 | - | - | 37,500 |
| Unrealized loss on forward settling trades | - | 59,885,384 | - | 59,885,384 |
| | $ 206,242,162 | $ 61,472,785 | $ - | $ 267,714,947 |
| Repurchase agreements | $ - | $12,651,093,219 | $ - | $12,651,093,219 |

The fair values of certain financial instruments including cash, receivables from and deposits with clearing organizations and broker-dealers, receivable from and payable to customers, accrued interest receivable, payables to broker-dealers, and accrued payables are considered to approximate their respective carrying values due to their liquidity and short-term nature.

**Determination of Fair Value**

The following is a description of the Company's valuation methodologies for assets and liabilities measured at Fair Value.

***Resale and Repurchase Agreements***

To estimate the fair value of resale and repurchase agreements, cash flows are first evaluated taking into consideration the value and relative availability of the underlying collateral which are then discounted using the appropriate market rates for the applicable maturity. As the inputs into the valuation are primarily based upon readily observable pricing information, such resale and repurchase agreements are classified within Level 2 of the valuation hierarchy.

***Securities and Exchange Traded Futures and Options***

Where quoted prices for identical securities are available in an active market, instruments are classified in Level 1 of the valuation hierarchy. Level 1 instruments include highly-liquid government bonds, and exchanged traded futures and options, for which there are quoted prices in active markets.

If quoted market prices are not available for the specific position, the Company may estimate the value of such instruments using a combination of observed transaction prices, independent pricing services and relevant broker quotes. These transactions are classified within Level 2 of the valuation hierarchy.

## 7. Fair Value Option

Accounting for financial assets and financial liabilities provides an option that allows entities to irrevocably elect fair value as the initial and subsequent measurement attribute for certain financial

assets and liabilities. Changes in fair value are recognized in earnings as they occur for those assets and liabilities for which the election is made. The election is made on an instrument by instrument basis at initial recognition of an asset or liability or upon an event that gives rise to a new basis of accounting for that instrument. The Company has elected the fair value option for resale agreements and for repurchase agreements. This option has been elected as the Company believes that its overall performance is more accurately measured when term resale and repurchase agreements are reported at their fair values. At September 30, 2012, resale agreements and repurchase agreements had unrealized gains of $6,580,699 and unrealized losses of $1,444,809, respectively.

## 8. Derivatives

Derivative contracts are financial instruments whose value is based upon the value of the underlying asset, index, reference rate or any combination of these factors. The Company uses exchange-traded options and futures as part of its trading business. In addition, the Company enters into forward settling securities trades. The Company's activities in forward settling trades include transactions in securities that are to be announced ("TBAs") and transactions in which the settlement date is a date beyond the time generally established by regulations or conventions in the market place or exchange in which the transaction is executed. These financial instruments expose the Company to varying degrees of market and credit risk. The Company records its derivative trading activities at fair value with unrealized gains and losses recognized currently on the Statement of Operations. The Company does not hold any derivatives designated in a formal hedge relationship under derivatives and hedge accounting.

| | September 30, 2012 | | |
|---|---|---|---|
| | Notional Value | Asset Derivatives | Liability Derivatives |
| Exchange traded futures | $ 51,800,000 | $ - | $ - |
| Exchange traded options | 2,155,000,000 | 272,656 | 37,500 |
| Forward trades | 29,397,418,110 | 37,642,881 | 59,885,384 |
| | $ 31,604,218,110 | $ 37,915,537 | $ 59,922,884 |

## 9. Commitments

The Company has obligations under three operating lease agreements related to its facilities with initial noncancelable terms in excess of one year. The leases range in length up to five years. Aggregate annual rentals for office space over the Company's fiscal years are listed below:

| Twelve Months Ended September 30, | |
|---|---|
| 2013 | $ 664,550 |
| 2014 | 681,203 |
| 2015 | 627,745 |
| 2016 | 98,164 |
| | $ 2,071,662 |

The Company has entered into employment contracts in which the Company agreed to make cash payments totaling $1,110,660 to be paid as follows:

| **Twelve Months Ended September 30,** | |
|---|---|
| 2013 | $ 1,086,660 |
| 2014 | 24,000 |
| | $ 1,110,660 |

**Representations and Warranties**
In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. The Company's potential exposure under the arrangements would involve potential future claims that may be made against the Company that have not yet occurred. However, the Company expects the risk of loss to be remote based on currently available information.

In the normal course of business, the Company may be named as a defendant in certain litigation, arbitrations and regulatory actions arising out of its activities as a broker-dealer in securities. Management believes, based on information currently available, that the results of such actions will not have a material adverse effect on the Company's financial condition.

## 10. Off-Balance Sheet Risk

In the normal course of business, the Company's securities activities involve execution, settlement and financing of various securities transactions. These activities may expose the Company to off-balance sheet credit and market risk in the event customers or other counterparties are unable to fulfill their contractual obligations. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

As part of its normal brokerage activities, the Company may sell securities not yet purchased. Securities sold, but not yet purchased represent obligations of the Company to deliver the specified security at the contracted price and thereby creating a liability to repurchase the security in the market at prevailing prices. Accordingly, these transactions result in off-balance sheet risk, as the Company's ultimate obligation to satisfy the sale of securities sold, but not yet purchased may exceed the amount recognized in the Statement of Financial Condition. Securities positions are monitored on a daily basis.

## 11. Related Parties

On January 5, 2011, Pierpont Derivatives LLC ("PDL") was established by the Parent Company for the purpose of trading and dealing in derivatives, primarily Interest Rate Swap contracts and futures contracts which are generally hedged with US government securities. The Company clears and finances securities transactions entered into by PDL.

The Company and PDL have entered into a service level agreement ("SLA") whereby the Company provides PDL with the use of its office facilities, certain computer equipment and software, clearing and other services. At September 30, 2012, a $500,000 deposit under a clearing arrangement with PDL is included in payable to customers in the Statement of Financial Condition.

At September 30, 2012, there were resale agreements and repurchase agreements outstanding between the Company and PDL of $46,798,743 and $63,665,000, respectively.

Refer to footnotes 1 and 12 for additional related party disclosures.

## 12. Equity Based Compensation

The Parent Company has a restricted equity incentive plan which provides for the grant of restricted Common Units and Preferred Units to eligible persons as incentives and rewards to encourage recipients to participate in the long term success of the Company. The number of units awarded to any eligible person and the strike price per Common Unit is determined by the Compensation Committee in accordance with the Parent Company's LLC Agreement. As of September 30, 2012 there were 26,420.0 of Common Units and 5,070.0 of Preferred Units authorized and 9,517.2 of Common Units and 1,591.6 of Preferred Units available for issuance under the restricted equity incentive plan.

During the year ended September 30, 2012, 8,749 of Common Units and 50 of Preferred Units were granted as noncash compensation to employees of the Company. These shares are subject to vesting schedules and resale restrictions as set forth in the restricted equity incentive plan. Unearned compensation equivalent to the market value of the units at the date of grant is being amortized over vesting periods as determined by the Compensation Committee and specified in the Award Agreements. For the year ended September 30, 2012, $1,016,348 was allocated by the Parent Company to the Company as a capital contribution.

## 13. Regulatory Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, permitted by the rule, which requires that it maintain minimum net capital, equal to the greater of $250,000 or 2% of aggregate debit balances, as defined. At September 30, 2012, the Company had net capital, as defined, of $142,238,468, which exceeded its minimum requirement of $250,000 by $141,988,468.

The Company is also subject to Rule 15c3-3 of the Securities and Exchange Commission. At September 30, 2012, the Company computed the reserve requirement for customers and was required to segregate $500,000 in the special reserve bank account for the exclusive benefit of customers. At September 30, 2012 the amount held on deposit in the special reserve bank account was $10,000,000.

The regulatory requirements referred to above also restrict the Parent's ability to withdraw capital from the Company. Prior written notification and approval from the regulators is required for withdrawals exceeding 30 percent of the Company's excess net capital and also where the Company's net capital would be less than 25 percent of deductions from net worth in computing net capital.

## 14. Subsequent Events

On October 17, 2012, the Company acquired for cash, 100% of the shares of Cortview Capital Holdings Inc., the parent company of Cortview Capital Securities LLC (Cortview), a privately-held national fixed-income, middle-market broker-dealer. The combination of the two firms will create a midsize broker-dealer that offers a full suite of fixed income products, as well as a diverse range of sophisticated finance, capital markets and advisory services. The major assets and liabilities of Cortview include Financial instruments owned, at fair value of $355 million, Securities sold, not yet purchased, at fair value of $306 million and Payable to broker-dealers of $16 million. The acquisition will not result in the recognition of intangible assets. The transaction was recorded using the acquisition method of accounting.


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